Exhibit 99
Excerpt from Notes 1 and 8 to Fiscal Year 2007 Consolidated Financial Statements of
UGI Corporation and Subsidiaries
(Millions of dollars, except per share amounts and where indicated otherwise)
Stock-Based Compensation. We adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”), effective October 1, 2005. Among other things, SFAS 123R requires expensing the fair value of stock options, a previously optional accounting method. We chose the modified prospective approach which requires that the new guidance be applied to the unvested portion of all outstanding option grants as of October 1, 2005 and to new grants after that date. The adoption of SFAS 123R resulted in pre-tax stock option expense of $6.3 and $3.8 during fiscal 2007 and 2006, respectively. SFAS 123R also requires the calculation of an accumulated pool of tax windfalls using historical data from the effective date of SFAS No. 123 (prior to its revision). We have calculated a tax windfall pool using the shortcut method and any future tax shortfalls related to equity-based compensation will be charged against common stock up to the amount of the tax windfall pool.
In accordance with SFAS 123R, all of our equity-based compensation, principally comprising UGI stock options, grants of UGI stock-based and AmeriGas Partners Common Unit-based equity instruments (“Units”) is measured at fair value on the grant date, date of modification, or end of the period, as applicable, and recognized in earnings over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of the awards may be presented as a liability or as equity in our Consolidated Balance Sheets. We use a Black-Scholes option-pricing model to estimate the fair value of UGI stock options. We use a Monte Carlo valuation approach to estimate the fair value of our UGI and AmeriGas Unit awards. Equity-based compensation costs associated with the portion of Unit awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. Equity-based compensation costs associated with the portion of Unit awards classified as liabilities are measured based upon their estimated fair value as of the end of each period.
UGI Stock Option and Incentive Plans. Under UGI Corporation’s 2004 Omnibus Equity Compensation Plan, as Amended and Restated on December 5, 2006 (the “OECP”), we may grant options to acquire shares of UGI Common Stock, stock appreciation rights (“SARs”), UGI Units (comprising “Stock Units” and “UGI Performance Units”) and other equity-based amounts to key employees and non-employee directors. The exercise price for options may not be less than the fair market value on the grant date. Awards granted under the OECP may vest immediately or ratably over a period of years, and stock options can be exercised no later than ten years from the grant date. In addition, the OECP provides that awards of UGI Units may also provide for the crediting of dividend equivalents to participants’ accounts. Generally, each grant, unless paid, will terminate when the participant ceases to be employed. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.
Under the OECP, awards representing up to 15,000,000 shares of UGI Common Stock may be granted. The maximum number of shares that may be issued pursuant to grants other than stock options or SARs is 3,200,000. Dividend equivalents on UGI Unit awards to employees will be paid in cash. Dividend equivalents on non-employee director awards are paid in additional Stock Units. UGI Unit awards granted to employees and non-employee directors are settled in shares of Common Stock and cash. Beginning with fiscal 2006 grants, UGI Unit awards granted to Antargaz employees are settled in shares of Common Stock. With respect to UGI Performance Unit awards, the actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is generally dependent upon the achievement of market performance goals and service conditions. It is the Company’s practice to issue treasury shares to satisfy option exercises and UGI Unit awards. The Company does not expect to repurchase shares for such purposes during fiscal 2008.

UGI Stock Option Awards. Stock option transactions under the OECP and predecessor plans for fiscal 2005, 2006 and 2007 follow:

		Weighted	Total	Weighted Avg.
		Average	Intrinsic	Contract Term
	Shares	Option Price	Value	(Years)
Shares under option — September 30, 2004	5,328,926	$11.71
Granted	1,596,100	$21.13
Exercised	(1,913,668)	$8.41	$30.4
Forfeited	(58,340)	$21.91

Shares under option — September 30, 2005	4,953,018	$15.95

Granted	1,159,100	$20.67
Exercised	(232,766)	$11.09	$2.7
Forfeited	(35,500)	$19.26

Shares under option — September 30, 2006	5,843,852	$17.06

Granted	1,326,800	$27.12
Exercised	(812,573)	$13.20	$11.8

Shares under option — September 30, 2007	6,358,079	$19.65	$40.2	6.9

Options exercisable — September 30, 2005	2,093,821	$12.38
Options exercisable — September 30, 2006	3,146,952	$14.56
Options exercisable — September 30, 2007	3,568,746	$16.75	$32.9	6.0

Non-vested options — September 30, 2007	2,789,333	$23.36	$7.3	8.2

Cash received from stock option exercises and associated tax benefits were $10.7 and $4.0, $2.6 and $0.9, and $16.1 and $10.2 in fiscal 2007, 2006 and 2005, respectively. As of September 30, 2007, there was $4.4 of unrecognized compensation cost associated with unvested stock options that is expected to be recognized over a weighted-average period of 1.9 years.
The following table presents additional information relating to stock options outstanding and exercisable at September 30, 2007:

	Range of exercise prices
	$6.88 -	$12.57 -	$18.23 -
	$10.63	$17.01	$27.90

Options outstanding at September 30, 2007:
Number of options	421,700	1,917,476	4,018,903
Weighted average remaining contractual life (in years)	3.7	5.5	7.8
Weighted average exercise price	$9.28	$15.00	$22.96

Options exercisable at September 30, 2007:
Number of options	421,700	1,749,476	1,397,570
Weighted average exercise price	$9.28	$14.94	$21.27
UGI Stock Option Fair Value Information. The per share weighted-average fair value of stock options granted under our option plans was $5.71 in fiscal 2007, $3.88 in fiscal 2006 and $2.81 in fiscal 2005. These amounts were determined using a Black-Scholes option pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The expected life of option awards represents the period of time during which option grants are expected to be outstanding and is derived from historical exercise patterns. Expected volatility is based on historical volatility of the price of UGI’s Common Stock. Expected dividend yield is based on historical UGI dividend rates. The risk free interest rate is based on U.S. Treasury bonds with terms comparable to the options in effect on the date of grant.

The assumptions we used for valuing option grants during fiscal 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Expected life of option	6 - 6.75 years	6 years	6 years
Weighted average volatility	21.5%	21.3%	17.7%
Weighted average dividend yield	2.9%	3.4%	4.1%
Expected volatility	20.8%-21.5%	21.2%-22.6%	17.1%-17.8%
Expected dividend yield	2.8% - 2.9%	2.8%-3.4%	3.7%-4.2%
Risk free rate	4.3% - 4.7%	4.3%-4.9%	3.9%-4.3%
UGI Unit Awards. UGI Stock and UGI Performance Unit awards entitle the grantee to shares of UGI Common Stock or cash once the service condition is met and, with respect to UGI Performance Unit awards, subject to market performance conditions. UGI Performance Unit grant recipients are awarded a target number of Performance Units. The number of UGI Performance Units ultimately paid at the end of the performance period (generally three-year periods) may be higher or lower than the target amount, or even zero, based on UGI’s Total Shareholder Return (“TSR”) percentile rank relative to companies in the Standard & Poor’s Utilities Index (“UGI comparator group”). Based on the TSR percentile rank, grantees may receive 0% to 200% of the target award granted. If UGI’s TSR ranks below the 40th percentile compared to the UGI comparator group, the employee will not receive an award. At the 40th percentile, the employee will be paid an award equal to 50% of the target award; at the 50th percentile, 100%; and at the 100th percentile, 200%. The actual amount of the award is interpolated between these percentile rankings. Dividend equivalents are paid in cash only on UGI Performance Units that eventually vest.
The fair value of UGI Stock Units on the grant date is equal to the market price of UGI Stock on the grant date. Under SFAS 123R, UGI Performance Units are equity awards with a market-based condition which, if settled in shares, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of UGI Performance Units awarded prior to fiscal 2006 are estimated using the intrinsic value method and accounted for as liabilities. The fair value of UGI Performance Units awarded during fiscal 2006 and 2007 are estimated using a Monte Carlo valuation model. The fair value associated with the target award is accounted for as equity and the fair value of the award over the target, as well as all dividend equivalents, are accounted for as liabilities. The expected term of the UGI Performance Unit awards is three years based on the performance period. Expected volatility is based upon the historical volatility of UGI Common Stock over a three-year period. The risk-free interest rate is based on the U.S Treasury yield at the time of grant. Volatility for all comparator companies is based on historical volatility.
The following table summarizes the weighted average assumptions used to determine the fair value of UGI Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal
	2007	2006
Risk-free rate	4.7%	5.2%
Expected life	3 years	3 years
Expected volatility	19.6%	19.8%
Dividend yield	2.6%	2.8%
The weighted-average grant date fair value of UGI Performance Unit awards was estimated to be $26.84 for Units granted in fiscal 2007 and $21.08 for Units granted in fiscal 2006.

Based on the Company’s TSR during the associated three-year performance periods ended December 31, during fiscal 2007 the Company paid 206,493 UGI Performance Unit awards, including $2.8 paid in cash, associated with 193,600 awards granted in fiscal 2004; in fiscal 2006 the Company paid 209,211 UGI Performance Unit awards, including $2.1 paid in cash, associated with 168,500 awards granted in fiscal 2003; and in fiscal 2005, the Company paid 927,000 UGI Performance awards, including $14.4 paid in cash, associated with 508,500 UGI Performance Unit awards granted in fiscal 2002. During fiscal 2007, 2006 and 2005, the Company paid Stock Unit awards and cash as follows: 2007 — 86,000 Stock Unit awards including $1.1 in cash; 2006 — 20,000 Stock Unit awards including $0.2 in cash; 2005 — 8,400 Stock Unit awards including $0.1 in cash.
The following table summarizes UGI Unit award activity for fiscal 2007:

		Weighted-Average
	Number of	Grant Date Fair
	UGI Units	Value (per Unit)

Non-vested Units — September 30, 2006	435,078	$20.00
Granted	242,371	$26.78
Forfeited	(14,500)	$25.65
Vested	(271,180)	$21.20

Non-vested Units — September 30, 2007	391,769	$23.04

During fiscal 2007, 2006 and 2005, we granted UGI Unit awards representing 242,371, 187,326, and 286,230 shares, respectively, having weighted-average grant date fair values per Unit of $26.78, $21.13 and $20.91, respectively. At September 30, 2007, UGI Unit awards representing 879,000 shares of Common Stock were outstanding under the OECP and predecessor equity-based compensation plans.
As of September 30, 2007, there was a total of approximately $5.0 of unrecognized compensation cost associated with 879,000 UGI Unit awards outstanding that is expected to be recognized over a weighted average period of 1.9 years. The total fair values of UGI Units that vested during fiscal 2007, 2006, and 2005 were $6.9, $7.2 and $11.2, respectively. As of September 30, 2007 and 2006, total liabilities of $7.9 and $13.9, respectively, associated with UGI Unit awards are reflected in other current liabilities and other noncurrent liabilities in the Consolidated Balance Sheets.
At September 30, 2007, 8,399,397 shares of Common Stock were available for future grants under the OECP, of which up to 2,078,057 may be issued pursuant to grants other than stock options or SARs.
AmeriGas Partners Equity-Based Compensation Plans and Awards. Under the AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan (“2000 Propane Plan”), the General Partner may award to key employees the right to receive a total of 500,000 AmeriGas Partners Common Units (comprising “AmeriGas Performance Units”), or cash equivalent to the fair market value of such Common Units. In addition, the 2000 Propane Plan authorizes the crediting of Common Unit distribution equivalents to participants’ accounts. AmeriGas Performance Unit grant recipients are awarded a target number of AmeriGas Performance Units. The number of AmeriGas Performance Units ultimately paid at the end of the performance period (generally three years) may be higher or lower than the target amount based upon the performance of AmeriGas Partners Common Units as compared with a peer group. Percentile rankings and payout percentages are generally the same as the UGI Performance Unit awards. Any distribution equivalents earned are paid in cash. Generally, each grant, unless paid, will terminate when the participant ceases to be employed by the General Partner. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.

Under SFAS 123R, AmeriGas Performance Units are equity awards with a market-based condition which, if settled in Common Units, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair value of AmeriGas Performance Units awarded prior to fiscal 2006 are estimated using the intrinsic value method and are accounted for as liabilities. The fair value of AmeriGas Performance Units awarded during fiscal 2007 and 2006 are estimated using a Monte Carlo valuation model. The fair value associated with the target award and the award above target, if any, is accounted for as equity and the fair value of all distribution equivalents is accounted for as a liability. The expected term of the AmeriGas Performance Unit awards is three years based on the performance period. Expected volatility is based upon the historical volatility of AmeriGas Partners Common Units over a three-year period. The risk-free interest rate is based on the U.S Treasury yield at the time of grant. Volatility for all comparator limited partnerships in the peer group is based on historical volatility.
The following table summarizes the weighted-average assumptions used to determine the fair value of AmeriGas Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal
	2007	2006
Risk-free rate	4.7%	5.2%
Expected life	3 years	3 years
Expected volatility	17.6%	18.1%
Dividend yield	7.1%	7.7%
We also have a nonexecutive AmeriGas Partners Common Unit plan under which the General Partner may grant awards of up to a total of 200,000 Common Units (comprising “AmeriGas Units”) to key employees who do not participate in the 2000 Propane Plan. Generally, awards under the nonexecutive plan vest at the end of a three-year period and will be paid in Common Units and cash. The General Partner made awards under the 2000 Propane Plan and the nonexecutive plan representing 49,650, 38,350 and 41,100 Common Units in fiscal 2007, 2006 and 2005, respectively, having weighted-average grant date fair values per Common Unit of $33.63, $29.62 and $29.51, respectively. At September 30, 2007 and 2006, awards representing 119,317 and 113,517 Common Units, respectively, were outstanding. At September 30, 2007, 316,686 and 137,750 Common Units were available for future grants under the 2000 Propane Plan and the nonexecutive plan, respectively.
During fiscal 2007, the Partnership paid 38,736 AmeriGas Partners Common Units, including $0.6 paid in cash, associated with 51,200 awards granted in fiscal 2004. During fiscal 2006, the Partnership paid 6,750 AmeriGas Partners Common Units, including $0.1 paid in cash, associated with 43,500 awards granted in fiscal 2003. During fiscal 2005, the Partnership paid 29,586 AmeriGas Partners Common Units, including $0.5 paid in cash, associated with 112,250 awards granted in fiscal 2003 and fiscal 2002.
The following table summarizes AmeriGas Unit and AmeriGas Performance Unit award activity for fiscal 2007:

	Number of	Weighted-Average
	AmeriGas Partners	Grant Date Fair
	Common Units	Value (per Unit)

Non-vested Units — September 30, 2006	93,900	$29.10
Granted	49,650	$33.63
Forfeited	(1,200)	$31.52
Vested	(31,698)	$28.64
Performance criteria not met	(3,918)	$28.02

Non-vested Units — September 30, 2007	106,734	$30.61

As of September 30, 2007, there was a total of approximately $1.8 of unrecognized compensation cost associated with 119,317 AmeriGas Common Unit awards that is expected to be recognized over a weighted average period of 1.8 years. The total fair values of Common Units that vested during fiscal 2007, 2006, and 2005 were $1.2, $0.6 and $1.2, respectively. As of September 30, 2007 and 2006, total liabilities of $1.8 and $2.2 associated with Common Unit awards are reflected in other current liabilities and other noncurrent liabilities in the Consolidated Balance Sheet.